Securities and Exchange Commission

                     Washington, D.C. 20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 4)*



Name of Issuer: CKS Group Inc.

Title of Class of Securities: Common

CUSIP Number: 12561L109


*The remainder of this cover page shall be filled out for a

reporting person's initial filing on this form with respect

to the subject class of securities, and for any subsequent

amendment containing information which would alter the

disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of

Section 18 of the Securities Exchange Act of 1934 ("Act")

or otherwise subject to the liabilities of that

section of the Act but shall be subject to all other

provisions of the Act (however, see the Notes).


CUSIP Number: 12561L109

1. Name of Reporting Person: Jennison Associates Capital

Corp.

S.S. or I.R.S. Identification No. of Above Person:

IRS Identification #13-2631108

2. Check the Appropriate Box if a Member of a Group:

Not Applicable

3. SEC Use Only

4. Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned By Each Reporting Person

With:

5. Sole Voting Power:  0 shares

6. Shared Voting Power: 165,500 shares

7. Sole Dispositive Power: 0 shares

8. Shared Dispositive Power: 184,600 shares

9. Aggregate Amount Beneficially Owned by Each

Reporting Person: 184,600 shares

10. Check Box if the Aggregate Amount in Row 9

Excludes Certain Shares*: ( )

11. Percent of Class Represented by Amount in Row 9: 1.25%

12. Type of Reporting Person*: IA












               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934









Item 1(a) Name of Issuer: CKS Group Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

10441 BANDLEY DR.

CUPERTINO, CA 95014

Item 2(a) Name of Person Filing: Jennison Associates

Capital Corp.

Item 2(b) Address of Principal Business Office or

Residence: 466 Lexington Avenue

New York, NY  10017

Item 2(c) Citizenship: New York

Item 2(d) Title of Class of Securities: Common

Item 2(e) CUSIP Number: 12561L109




          SECURITIES AND EXCHANGE COMMISSION

               Washington, D.C. 20549

                      Schedule 13G

         Under the Securities Exchange Act of 1934






Item 3 If this statement is filed pursuant to

Rules 13d-1(b), or 13d-2(b), check whether the

person filing is a:

(a) ( ) Broker or Dealer registered under Section 15

of the Act

(b) ( ) Bank as defined in Section 3(a) (6) of the

Act

(c) ( ) Insurance Company as defined in Section 3(a)

(19) of the Act

(d) ( ) Investment Company registered under Section 8

of the Investment Company Act

(e) (X) Investment Adviser registered under Section 203

of the Investment Advisers Act of 1940

(f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security

Act of 1974 or Endowment Fund; see Section 240.13d1(b) (ii) (F)

(g) ( ) Parent Holding Company, in accordance with Section

240.13(b) (ii) (G) (Note See Item 7)

(h) ( ) Group, in accordance with Section 240.13d1(b) (ii) (H)



Item 4 Ownership:

(a) Amount Beneficially Owned: 184,600 shares

(b) Percent of Class: 1.25%

(c) Number of shares as to which such person has:

 0 (I) sole power to vote or to direct the vote

165,500 (II) shared power to vote or to direct the vote

  0 (III) sole power to dispose or to direct the

          disposition of

 184,600 (IV) shared power to dispose or to direct the

              disposition of






Jennison Associates Capital Corp. ("Jennison") furnishes

investment advice to several investment companies,

insurance separate accounts, and institutional clients ("Managed

Portfolios"). As a result of its role as investment adviser of the

Managed Portfolios, Jennison may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock held by such

Managed Portfolios.  The Prudential Insurance Company of

America ("Prudential") owns 100% of the stock of Jennison.  As a result, Prudential may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Jennison may have with respect to the Issuer's Common Stock held by the Managed Portfolios. Jennison does not file

jointly with Prudential, as such, shares of the Issuer's

Common Stock reported on Jennison's 13G may be included in the shares reported on the 13G filed by Prudential. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of

the Issuer.  The filing of this statement should not be construed as an admission that Jennison is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.



Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that

as of the date hereof the reporting person has ceased

to be the beneficial owner of more than five percent of

the securities, check the following (X).





            SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549

                        Schedule 13G

        Under the Securities Exchange Act of 1934








Item 6 Ownership of More than Five Percent on Behalf

of Another Person:

Our clients have the right to receive or the power to direct the receipt of dividends or the profits from the sale

of such securities.  No one client owns more than 5% of

such security class.





Item 7 Identification and Classification of the Subsidiary which

Acquired the Security being Reported on by the Parent Holding

Company: Not Applicable









Item 8 Identification and

Classification of Members of the Group: Not Applicable




Item 9 Notice of Dissolution of Group: Not Applicable



Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were

acquired in the ordinary course of business and were

not acquired for the purpose of and do not have the effect

of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a

participant in any transaction having such purposes or

effects.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the correct information set forth in

this statement is true, complete and correct.





February 10, 1998




Karen E. Kohler, Senior Vice President and Director